March 27, 2020

Tim Buchmiller

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Seneca Biopharma, Inc.
Registration Statement on Form S-3
Filed February 20, 2020
File No. 333-236543

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Seneca Biopharma, Inc. (“Company”) in response to your comments received on February 27, 2020 (“Comment Letter”). The response utilize the Staff’s comments as the primary guide of this letter. Additionally, based on telephonic conversations with the Staff, we are also requesting, on behalf of the Company, that the above referenced registration statement be declared effective at 6:00 a.m. Eastern Time, on Monday, March 30, 2020 or as soon as practicable thereafter.

The Staff’s only comment contained in the Comment Letter is:

Registration Statement on Form S-3 filed February 20, 2020

General

1.       We note that you filed this registration statement more than 45 days after the end of your fiscal year. As you do not appear to meet the age of financial statement requirements of Rule 8-08(b) of Regulation S-X, you will need to include your audited financial statements or file and incorporate by reference your Form 10-K for fiscal year ended December 31, 2019 before we will accelerate the effective date of your registration statement. For additional guidance, please refer to Section 1220.3 of the Division's Financial Reporting Manual.

Response:	On March 27, 2020, the Company filed its Annual Report on Form 10-K, The Annual Report contains the Company’s audited financial statements for the fiscal year ended December 31, 2019 (“Financials”). Accordingly, the Company has filed an amendment to the above reference registration statement on March 27, 2020, which incorporates by reference the Financials.

On behalf of the Company, we hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information, feel free to contact the undersigned at 805.402.7494 or via email at rsilvestre@silvestrelaw.com.

Sincerely,

Silvestre Law Group, P.C.

Raul Silvestre

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